Exhibit 99.1

Settlement Agreement

Sanofi and Apotex agree to settle the litigations between them involving U.S. Patent No. 4,847,265, 02CV-2255 and 05CV-3965, on the following terms:

1.	As used herein, the term “Sanofi” refers to Sanofi-Aventis, Sanofi-Synthelabo, Inc., Bristol-Myers Squibb Company, and the Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership, collectively and individually, and the term “Apotex” refers to Apotex Inc. and Apotex Corp., collectively and individually, and including any entity now or hereafter owned or controlled by any of them.

2.	Prior to completion of the Regulatory Review referred to in paragraph 17, the terms of this agreement are and remain confidential and will not be disclosed or used except as required by law or to effectuate the agreement, provided, however, that prior to the end of that review period, Sanofi may disclose the material terms of the agreement in anticipation of, and prior to, an official government request. If Sanofi discloses any of the terms in a manner to make them publicly available, the requirement of confidentiality as to those terms shall expire. If any party wishes to issue a press release, it will first make the text available to all other parties.

3.	The pending litigations between Apotex and Sanofi will be terminated by dismissal, without prejudice, of the complaints and all counterclaims, and Apotex releases all claims that it brought or could have brought against Sanofi in connection with these litigations.

4.	Apotex is granted a license, under the ‘265 patent, effective on September 17, 2011 to make, use, import, sell and offer for sale its clopidogrel bisulfate ANDA product in the United States but without the right to grant sub-licenses. However, if Sanofi does not obtain pediatric exclusivity for its clopidogrel bisulfate product by March 1, 2011, then Apotex’s license shall become effective on March 17, 2011. If Sanofi obtains a pediatric exclusivity period that is less than 6 months, then Apotex’s license shall become effective on a date which is X months earlier than September 17, 2011, where X is calculated as 6 minus the number of months for which Sanofi is granted pediatric exclusivity.

5.	The license granted under paragraph 4 shall be exclusive to Apotex, for a period of 6 months except for the reserved right of Sanofi to sell its Plavix brand product, but not to launch an authorized generic.

6.	If, through the action of another entity, every basis for Apotex’s sole market exclusivity for clopidogrel bisulfate under 21 U.S.C. § 355(j)(5) is triggered before the date specified in paragraph 4, then the license granted to Apotex in paragraph 4 shall commence on that earlier date.

7.	Apotex agrees that neither it, nor any lawyers, officers, employees, or fact or expert witnesses who are under Apotex’s control will assist, encourage or provide any information to any party in attacking the ‘265 patent except as compelled by law. If Apotex breaches this provision, any license granted hereunder shall be non-exclusive, Sanofi will have the right to launch an authorized generic at any time, and Apotex shall not be entitled to any of the payments provided in paragraph 15.

8.	If an event has occurred that Apotex, in good faith, believes poses a credible threat to constitute a trigger of every basis on which Apotex would have sole exclusivity for clopidogrel bisulfate under the Hatch-Waxman Act, Apotex shall inform Sanofi, giving Sanofi full details thereof. Sanofi shall have 30 days within which to decide whether to accelerate the effective date of Apotex’s license. If Sanofi elects not to accelerate the effective date of Apotex’s license, and Apotex takes all reasonable steps, as Sanofi directs and at Sanofi’s expense, to contest the loss of that exclusivity, and there is a final determination that the event did cause Apotex to lose all or any portion of that exclusivity, Sanofi will compensate Apotex for the economic loss Apotex suffered as a result of the failure to accelerate Apotex’s license, the amount of such loss to be determined by arbitration in New York City under the commercial arbitration rules of the American Arbitration Association, using a single arbitrator chosen by the American Arbitration Association who shall have at least 10 years experience, with the arbitrator’s fee to be shared equally by Apotex and Sanofi. If possible, the first meeting with the arbitrator shall take place within one month of his/her appointment.

9.	During the period that Apotex’s license is exclusive, Apotex shall pay to Sanofi a royalty of 1% of its net sales on all sales of its clopidogrel bisulfate product in the United States. Sanofi shall have the right to audit Apotex’s sales, using an independent auditor, and at Sanofi’s expense.

10.	Apotex agrees that it will not sell any clopidogrel product in the United States prior to the date its license under the ‘265 patent becomes effective. Apotex further agrees that any breach by it of this provision will cause irreparable harm to Sanofi. Apotex hereby irrevocably and unconditionally consents to immediate entry of a temporary restraining order, preliminary injunction and permanent injunction to enforce this provision. Apotex irrevocably and unconditionally consents to personal jurisdiction and venue in the United States District Court for the Southern District of New York for the purpose of enforcing the provisions of this paragraph.

11.	Sanofi agrees that, until and during such time as Apotex has an exclusive license under the ‘265 Patent, it will not launch, or authorize any other party to launch, a generic clopidogrel product in the United States. Sanofi further agrees that any breach by it of this provision will cause irreparable harm to Apotex. Sanofi hereby irrevocably and unconditionally consents to immediate entry of a temporary restraining order, preliminary injunction and permanent injunction to enforce this provision. Sanofi irrevocably and unconditionally consents to personal jurisdiction and venue in the United States District Court for the Southern District of New York for the purpose of enforcing the provisions of this paragraph.

12.	The parties understand that Sanofi may be endeavoring to reach an agreement with Dr. Reddy’s Laboratories (DRL) that terminates the litigation with that company on the ‘265 patent. If an agreement with DRL has not been negotiated at the time that Regulatory Clearance, as defined in paragraph 17, has been obtained, then Sanofi at its sole discretion may:

1)	terminate this agreement;

2)	elect to continue to negotiate with DRL and not terminate this agreement;

Sanofi will inform Apotex when it has concluded an agreement with DRL.

If Sanofi elects to terminate at any time pursuant to this paragraph, or if Sanofi has not concluded an agreement with DRL by June 30, 2006, subject to extensions pursuant to paragraph 18(i), the remaining provisions of this agreement shall apply in the same manner as if Regulatory Clearance was not obtained and Apotex would be entitled to all its rights and remedies available to it as if Regulatory Denial had occurred as of the date Sanofi terminates the agreement, or the ability of Sanofi to obtain extensions under paragraph 18(i) expires.

13.	As compensation to Apotex for Apotex’s investment in inventory, Sanofi will reimburse Apotex for Apotex’s stock of clopidogrel bisulfate bulk and finished goods that are in Apotex’s actual possession as of March 31, 2006, for a price not to exceed $40 million, which Apotex represents and warrants is its actual, fully loaded cost for that inventory, as evidenced by documents Apotex will provide. That sum will be payable within 30 days after Regulatory Clearance (as defined in paragraph 17) with interest from the date of execution of this agreement at an annual interest rate of 6.5%, compounded monthly. Upon execution of this agreement, Apotex will cease writing purchase orders to Signa and will advise Signa not to ship any additional bulk clopidogrel bisulfate until further notice. Apotex will, at Sanofi’s election and expense, either deliver to Sanofi, or destroy, all or any portion of that inventory, up to the value of $40 million.

14.	To relieve Apotex from the risk of liability under its agreement with Signa to purchase bulk clopidogrel bisulfate, Sanofi agrees to negotiate in good faith with Signa to obtain a release, for fair value, of any claims that Signa has against Apotex under the Apotex/Signa contract dated June 30, 2000. It is understood, however, that Sanofi is not required by this provision to assume Apotex’s obligations or otherwise step into Apotex’s shoes under the contract. If a release has not been agreed within 90 days after Regulatory Clearance is obtained, then either Signa or Sanofi may submit the matter to binding arbitration to determine that fair value under the commercial arbitration rules of the American Arbitration Association, using a single arbitrator chosen by AAA, who shall have at least 10 years experience, with the arbitrator’s fee to be paid by Sanofi. If possible, the first meeting with the arbitrator shall take place within one month of his/her appointment. If Signa refuses to accept the provisions of this paragraph, then Sanofi agrees to defend Apotex against a suit by Signa with counsel chosen by Sanofi, and (provided Sanofi controls the defense of such suit) to indemnify Apotex against any award or settlement resulting from that suit. Signa will have the right to enforce the provisions of this paragraph. Apotex will not participate in or advise Signa in connection with the negotiations. However, Apotex may provide any information that it is requested by either Sanofi or Signa, provided Apotex provides that information equally and simultaneously to both Sanofi and Signa. Apotex warrants that neither it nor anyone affiliated with or employed by Apotex will receive directly or indirectly, any financial benefit from any settlement or agreement between Sanofi and Signa. Apotex warrants that the June 30, 2000 contract is the only agreement that Apotex has with Signa or any other supplier that relates to clopidogrel bisulfate except for an agreement dated October 15, 2000 between Brantford Chemicals Inc. and Signa, but Apotex warrants that Apotex will not receive any benefit under that agreement as the result of any negotiation or agreement between Sanofi and Signa pursuant to this paragraph.

15.	If Apotex first enters the market pursuant to this agreement as approved by the FTC, Sanofi will compensate Apotex if annualized Plavix U.S. sales, determined by multiplying by four the IMS reported sales for the three months period immediately preceding Apotex’s entry, are less than the minimum laid out in the following table:

Year of Apotex’s Entry	Annualized Sales Minimum
2007	$3.8	B
2008	4.1	B
2009	4.3	B
2010	4.7	B
2011	5	B

The amount of the compensation in any year will be one-half of the difference between the above minimum and the annualized IMS sales multiplied by 0.625. Such compensation will be capped at 75% of the compensation that would be due under this formula if IMS sales were $0.

16.	It is expressly understood that no license is granted under any other patent owned or controlled by Sanofi.

17.	This agreement is subject to regulatory review by the FTC and state attorneys general (“Regulatory Review”). The parties shall cooperate and use all reasonable efforts to facilitate the review by the FTC and state attorneys general and to respond to requests by such agencies for additional information in a timely manner. The provisions of paragraphs 3-15 of this agreement shall not be or become effective unless and until: (a) the FTC issues an advisory opinion determining that the agreement would not raise issues under Section 5 of the Federal Trade Commission Act, and (b) the state attorneys general provide written notice that they do not object to the agreement (a) and (b) together constituting “Regulatory Clearance”. If the FTC, state attorneys general or other governmental agency objects to the agreement, the parties shall use reasonable efforts to continue the Regulatory Review to address such objection and to obtain

Regulatory Clearance, provided that there shall be no material change to the rights and obligations of the parties under this agreement except as they may mutually agree. “Regulatory Denial”, as used herein, shall mean any of (i) a denial of approval by either of the FTC or a state attorney general as to which neither party seeks further review or (ii) Sanofi’s election to terminate or not to continue (as referred to in paragraph 18(i)) the Regulatory Review or (iii) Sanofi’s option to continue Regulatory Review has expired at a time when Regulatory Clearance has not been obtained or (iv) Sanofi has elected to terminate this agreement after continuing negotiations with DRL pursuant to paragraph 12.

18.	In the event of Regulatory Denial, the litigations will be resumed as further described in paragraph 19 hereof, and:

(i)	Sanofi will pay Apotex the sum of $60 million if Regulatory Denial occurs on or before June 30, 2006. If Regulatory Clearance has not been received by June 30, 2006, Sanofi may, at its sole discretion, either terminate the review or, after giving 30 days advance notice to Apotex, permit it to continue month-by-month, by agreeing to pay Apotex the following additional amounts, payable if and when Regulatory Denial occurs:

•	To July 31, 2006, $20 million

•	To August 31, 2006, $20 million

•	To September 30, 2006, $30 million

•	To October 31, 2006, $30 million

•	To November 30, 2006, $40 million

•	To December 31, 2006, $40 million

For avoidance of doubt, by way of example, the notice provision of this paragraph means that Sanofi would be required to give Apotex notice on or before June 1, 2006 in order to extend the Regulatory Review period to July 31, 2006.

In addition, Sanofi will compensate Apotex by reimbursing Apotex for its fully loaded cost for any clopidogrel bisulfate inventory in Apotex’s possession that has less than one year of remaining shelf life as of the end of each of those months.

(ii)	Payments defined in sub-paragraph (i) are cumulative and shall be due and payable not later than 30 days after Regulatory Denial. Any amount that is not timely paid by Sanofi shall accrue interest at the rate of 1% per month, compounded monthly.

(iii)	If the litigation results in a judgment that the ‘265 patent is not invalid or unenforceable, Sanofi agrees that its actual damages for any past infringement by Apotex, up to the date on which Apotex is enjoined, will be 70% of Apotex’s net sales of clopidogrel products if Sanofi has not launched an authorized generic and 60% of Apotex’s net sales if Sanofi has launched an authorized generic. Sanofi further agrees that it will not seek increased damages under 35 U.S.C. § 284.

19.	Sanofi and Apotex will jointly request that the court adjourn the presently set trial date of June 12, 2006 and adjourn all due dates, but retain jurisdiction, in the litigation between Sanofi and Apotex and DRL to permit the Regulatory Review of this agreement. If the Regulatory Review results in Regulatory Denial, Sanofi and Apotex will jointly request that the court reset the June 12, 2006 trial date to a date that is not earlier than 2 1/2 months from the date on which the request is made. Apotex agrees that it will not launch a generic clopidogrel product during the time of the Regulatory Review and Sanofi agrees it will not launch an authorized generic clopidogrel product during the time of the Regulatory Review. The parties agree that they shall jointly seek issuance of a court order embodying the provisions of this paragraph 19. Further, it is agreed that if the Regulatory Review results in Regulatory Denial then,

(i)	Until 5 business days after the date on which Regulatory Denial is effective (not counting the day on which it becomes effective), Apotex will not launch a generic clopidogrel product and Sanofi will not launch an authorized generic product, and Sanofi will not seek a temporary restraining order or a preliminary injunction.

(ii)	After the expiration of the period defined in sub-paragraph (i), Sanofi agrees that it will not launch an authorized generic clopidogrel product before a launch by Apotex of a generic clopidogrel product, and Sanofi will not file for a temporary restraining order or preliminary injunction until either: (1) Sanofi gives Apotex 5 business days notice (not counting the day on which notice is given) of its intention to do so; or (2) Apotex has initiated a launch of a generic clopidogrel product.

20.	No provision of this agreement shall require Sanofi or Apotex to do any act that violates any term of any of the FTC consent decrees or court injunctions to which Sanofi is subject, or is otherwise unlawful.

Signed and agreed on March 17, 2006

For Apotex Inc. and Apotex Corp.	/s/ Barry Sherman

For Sanofi-Aventis	/s/ Jean-Pierre Kerjouan

For Bristol-Myers Squibb Company	/s/ Andrew G. Bodnar

For Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership	/s/ Andrew G. Bodnar

/s/ Jean-Pierre Kerjouan